Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 4 DATED JUNE 12, 2014

TO THE PROSPECTUS DATED APRIL 28, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2014 (the “Prospectus”) as supplemented by Supplement No. 1, dated May 16, 2014, Supplement No. 2, dated May 22, 2014 and Supplement No. 3, dated June 11, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments.”

A.	Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments”

The following new subsection is inserted before the paragraph that is immediately prior to the subsection of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Corporate Line of Credit” on page 81 of the Prospectus:

Rialto Distribution Center

On June 6, 2014, we, through one of our wholly-owned subsidiaries, acquired from TPRF III/Rialto Industrial, LLC, as the seller, a 100% fee interest in one industrial building located in the Southern California market, totaling approximately 247,000 square feet on 11.6 acres, which we refer to herein as the “Rialto Distribution Center.” The building is 100% leased to Bissell Inc., a manufacturer of vacuum cleaners and floor care products. Bissell Inc. leases approximately 247,000 square feet, or 100% of the building’s rentable area, under a lease that expires in January 2022 and has a remaining lease term of 7.7 years.

The total purchase price was approximately $20.0 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. We estimate that the purchase price capitalization rate is approximately 4.6%. We acquired this building with an in-place lease that has below-market rent for this type of property and location. If the rent under this lease was at the current market rate, we estimate that the purchase price capitalization rate would be 5.4%. There is no assurance that, upon expiration of this lease, we will renew or re-lease this building at the then-current market rent rate. Pursuant to the terms of the Advisory Agreement, as amended, we paid an acquisition fee to the Advisor of approximately $399,000, equal to 2.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering.

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